Filed Pursuant to Rule 433

Issuer Free Writing Prospectus dated November 2, 2012

Relating to Preliminary Prospectus Supplement dated November 2, 2012

Registration Statement No. 333-170465

TransAlta Corporation

Pricing Term Sheet

Issuer:	TransAlta Corporation

Expected Ratings:(1)	BBB-/Baa3

Security Type:	SEC registered senior unsecured notes

Size:	US$400,000,000

Maturity:	November 15, 2022

Coupon:	4.500% per annum, payable semi-annually

Price:	98.266% (US$393,064,000)

Net Proceeds:	US$390,464,000

Yield to Maturity:	4.719%

Spread:	+ 300 basis points

Benchmark Treasury:	1.625% due August 15, 2022

Treasury Yield/Price:	1.719%/99-05

Trade Date:	November 2, 2012

Settlement Date:	November 7, 2012 (T+3)

Interest Payment Dates:	May 15 and November 15 of each year commencing May 15, 2013, to the persons in whose names the Notes are registered at the close of business on the preceding May 1 or November 1, respectively.

Optional Redemption:

At any time and from time to time prior to August 15, 2022 (three months prior to the Maturity Date) at the Treasury Rate + 45 basis points. Callable at 100% at any time on or after August 15, 2022 (three months prior to the Maturity Date).

Selling Concession and Re-allowance:	Not to exceed 0.400% and 0.200%, respectively.

(1)  Note: A securities rating is not a recommendation to buy, sell or hold securities and may be subject to revision or withdrawal at any time.

CUSIP No.:	89346D AF4
ISIN No.:	US89346DAF42

Joint Book-Running; Managers:	Citigroup Global Markets Inc. HSBC Securities (USA) Inc. Merrill Lynch, Pierce, Fenner & Smith Incorporated

Co-Managers:	Mitsubishi UFJ Securities (USA), Inc. RBS Securities Inc.

The issuer has filed a registration statement (including a prospectus) with the United States Securities and Exchange Commission (the “SEC”) for the offering to which this communication relates.  Before you invest, you should read the prospectus in that registration statement and other documents the issuer has filed with the SEC for more complete information about the issuer and this offering.  You may get these documents for free by visiting EDGAR on the SEC Web site at www.sec.gov. Alternatively, the issuer, any underwriter or any dealer participating in the offering will arrange to send you the prospectus if you request it by calling Citigroup Global Markets Inc. toll free at 1-800-831-9146, HSBC Securities (USA) Inc. toll free at 1-866-811-8049 or Merrill Lynch, Pierce, Fenner & Smith Incorporated toll free at  1-800-294-1322.